BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEW YORK	610 Newport Center Drive, 17th Floor Newport Beach, California 92660-6429 TELEPHONE (949) 760-9600 FACSIMILE (949) 823-6994 www.omm.com	SAN FRANCISCO SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C
July 2, 2012 VIA EDGAR Mr. Daniel L. Gordon Branch Chief Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549		OUR FILE NUMBER 742,690-001 WRITER’S DIRECT DIAL (949) 823-6980 WRITER’S E-MAIL ADDRESS aterner@omm.com

Re:	Sabra Health Care REIT, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 1, 2012
File No. 1-34950

Dear Mr. Gordon:

On behalf of Sabra Health Care REIT, Inc. (“Sabra”), this letter sets forth Sabra’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 19, 2012 (the “Comment Letter”), regarding the above-referenced Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”). For the convenience of the Staff, each of the Staff’s comments is restated in italics prior to the response to such comment.

Unless otherwise noted, all capitalized terms used herein have the same meaning as set forth in the 2011 Form 10-K and all page number references used herein refer to the page numbers in the 2011 Form 10-K.

General

1.	Please tell us if management considers net operating income and same property net operating income to be key performance indicators. We may have further comments.

Response: All of Sabra’s income from real estate investments is derived from long-term, single tenant, triple-net lease structures. Accordingly, revenues from each tenant are the same as the net operating income and Sabra does not experience variability in revenues from each property as an entity might in a multi-tenant, gross lease structure. As such, Sabra’s management does not consider net operating income and same property net

Mr. Daniel L. Gordon, July 2, 2012

operating income to be key performance indicators when evaluating the performance of Sabra’s current portfolio. This perspective could change if Sabra were to invest in properties outside of the single tenant, triple-net lease structure. If Sabra determines in the future that net operating income or same property net operating income are key performance indicators, Sabra will disclose these measures in the Management’s Discussion and Analysis section of its future Exchange Act filings.

Long-Term, Triple-Net Lease Structure, page 9

2.	We note your disclosure on page 8 that the properties leased to subsidiaries of Sun Healthcare Group, Inc. are triple-net leases that are guaranteed by Sun. We further note your disclosure that you have in instances obtained security deposits for your properties that are leased to tenants other than Sun’s subsidiaries. With a view to future disclosure in your Exchange Act reports, please tell us how you monitor the credit rating of your tenants. Also tell us the diversification of your tenants’ credit ratings.

Response: If available, Sabra reviews credit rating reports issued by credit rating agencies, such as Moody’s Investors Service and Standard & Poor’s Ratings Services, to assess the credit quality of its tenants. For example, as of April 13, 2012, Sun Healthcare Group, Inc. (“Sun”) has a credit rating from Moody’s Investors Service and Standard & Poor’s Ratings Services of B1, and BB-, respectively. Sabra is not aware of formal credit ratings for its other six tenants as of December 31, 2011. Because formal credit ratings may not be available for most of Sabra’s tenants, the primary basis for Sabra’s evaluation of the credit quality of its tenants (and more specifically the tenants’ ability to pay their rent obligations to Sabra), including Sun, is the tenants’ lease coverage ratios. These coverage ratios include EBITDAR to rent coverage and EBITDARM to rent coverage at the facility level and consolidated EBITDAR to total rent coverage at the parent guarantor level when such a guarantee exists (currently the Sun lease portfolio). EBITDAR is defined as earnings before interest, taxes, depreciation and amortization, rent, and EBITDARM is defined as EBITDAR before management fees.

These coverage metrics for Sabra’s six tenants with stabilized operations had the following range for the trailing 12 month period ending November 30, 2011 (Sabra reports such data 1 month in arrears):

a.	Facility EBITDAR – 1.2x to 2.99x

b.	Facility EBITDARM – 1.55x to 3.10x

c.	Tenant EBITDAR (Sun only) – 1.70x

Sabra had one tenant that represented less than 1% of Sabra’s annualized revenues at December 31, 2011 with operations in the lease up phase and having a Facility EBITDAR and EBITDARM coverage of less than 1.0x. Sabra obtains various financial and operational information from its tenants each month and reviews this information in conjunction with the above-described coverage metrics to determine trends and the operational and financial impact of the environment in the industry (including the impact

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Mr. Daniel L. Gordon, July 2, 2012

of government reimbursement) and the management of the tenant’s operations. These metrics help Sabra identify potential areas of concern relative to its tenants’ credit quality and ultimately the tenants’ ability to generate sufficient liquidity to meet its obligations, including its obligation to continue to pay the rent due to Sabra.

In future Exchange Act reports and consistent with the response above, Sabra will include appropriate disclosure concerning the manner in which it monitors the credit ratings of its tenants.

Item 2. Properties, page 20

3.	In future Exchange Act reports, please revise the lease expiration table on page 21 to include the total area in square feet or units/beds covered by the leases expiring.

Response: In its future annual Exchange Act filings, Sabra will revise the lease expiration table included in Part I, Item 2 of the 2011 Form 10-K to include total units/beds covered by leases expiring.

Occupancy Trends, page 21

4.	Please tell us whether the table that sets forth the occupancy percentage for your properties for the periods indicated is historical same property occupancy. We may have further comments.

Response: Sabra’s occupancy percentage represents its facilities’ average operating occupancy for the period indicated. The percentages are calculated by dividing the actual census from the period presented by the available beds/units for the same period. Sabra includes the occupancy percentage for a property if the property was owned by Sabra at any time during the period presented. Occupancy percentages for facilities with new tenants/operators are only included in periods subsequent to Sabra’s acquisition of the facilities.

Management’s Discussion and Analysis of Financial Condition…, page 26

5.	In future Exchange Act reports, please revise your disclosure to discuss your leasing activities for the reported period, including a discussion of the volume of new or renewed leases, average rents or yields, and, where applicable, average tenant improvement costs, leasing commissions and tenant concessions. Please provide such disclosure on a per square foot or unit/bed basis. Also discuss the average market rents trends, including the impact of tenant reimbursements.

Response: As noted in response to Comment 1 above, all of Sabra’s income from real estate investments is derived from long-term single tenant, triple-net lease structures rather than multi-tenant, gross lease structures. Therefore, Sabra’s leasing activity currently coincides with the acquisition of a property, at which time Sabra enters into a long-term triple-net lease with the tenant of the property. Sabra’s existing triple-net leases have expirations ranging from nine to 23 years. Because all of Sabra’s properties

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Mr. Daniel L. Gordon, July 2, 2012

are currently subject to existing triple-net leases, Sabra does not currently engage in any other leasing activities to lease unoccupied space or replace tenants after a lease has expired. Additionally, Sabra’s lease negotiations do not include leasing commissions or material tenant improvement costs and tenant concessions as would be commonplace in a multi-tenant office or retail facility. If any of these events occur in the future, Sabra will include appropriate disclosures in its applicable future Exchange Act reports concerning such leasing activities and, where applicable, average tenant improvement costs, leasing commissions and tenant concessions.

Rental Income, page 31

6.	We note your disclosure that the increase during the year ended December 31, 2011 resulted primarily from the recognition of rental income from acquisitions. In future Exchange Act reports, please revise your disclosure to address, if applicable, whether occupancy or rents are driving increases or decreases in property revenues.

Response: As noted in response to Comment 1 above, all of Sabra’s income from real estate investments is derived from long term, single tenant, triple-net lease structures. Therefore, Sabra’s rental income does not fluctuate with changes in facility occupancy. Further, while each of Sabra’s existing triple-net leases includes customary annual rent escalators, such rent escalators do not drive material increases or decreases in property revenues. Rather, the primary drivers that Sabra expects to result in material increases or decreases in property revenues include the acquisition or inclusion of new properties with new tenants, the replacement of existing tenants or the amendment of existing leases. Other than the inclusion of new properties in connection with Sabra’s acquisitions, these events have not yet occurred during Sabra’s operating history. To the extent that these or other relevant events occur in the future and are responsible for driving increases or decreases in property revenues, Sabra will include appropriate disclosure in its applicable future Exchange Act reports to explain the effect of these events on property revenues.

Consolidated Statements of Income, page F-4

7.	Please tell us how your presentation of dividends per common share on the face of the Consolidated Statements of Income complies with the guidance in ASC 260-10-45-5 or revise in future annual Exchange Act reports to include this information in a footnote.

Response: Sabra will no longer present dividends per share on the face of the Consolidated Statements of Income in its future Exchange Act reports but will continue to present dividends per common share on the face of the Consolidated Statements of Stockholders’ Equity in accordance with Rule 3-04 of Regulation S-X.

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Mr. Daniel L. Gordon, July 2, 2012

Note 10. Stock-Based Compensation, page F-18

8.	In future Exchange Act reports, please disclose, as of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized.

Response: In its future Exchange Act reports, Sabra will disclose, as of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized. Sabra’s current disclosures include the weighted-average period over which the expense related to nonvested awards not yet recognized is expected to be recognized, and Sabra will continue to include such disclosures in its future Exchange Act reports.

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As requested in the Comment Letter, Sabra acknowledges that:

•	Sabra is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Sabra may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (949) 823-6980 or (949) 823-6994 (facsimile) with any questions or comments regarding this letter.

Very truly yours,

/s/ Andor D. Terner

Andor D. Terner
of O’MELVENY & MYERS LLP

cc:	Richard K. Matros, Chairman, President and Chief Executive Officer
Sabra Health Care REIT, Inc.

Harold W. Andrews, Jr., Executive Vice President, Chief Financial Officer and Secretary
Sabra Health Care REIT, Inc.

Michael Costa, Controller
Sabra Health Care REIT, Inc.

Shelly A. Heyduk, Esq.
O’Melveny & Myers LLP

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